Exhibit 14.1

Independent Auditor’s Consent

The Board of Directors
Signet Group plc

We consent to the incorporation by reference in the registration statements (No. 333-8764, 333-9634 and 333-12304) on Forms S-8 of Signet Group plc of our report dated March 24, 2004, with respect to the consolidated balance sheets of Signet Group plc and subsidiaries as at January 31, 2004 and February 1, 2003, and the related consolidated profit and loss accounts, consolidated statements of total recognized gains and losses and consolidated cash flow statements for the 52 week period ended January 31, 2004, the 52 week period ended February 1, 2003 and the 53 week period ended February 2, 2002, which report appears in the Annual Report on Form 20-F of Signet Group plc for the year ended January 31, 2004. Our report refers to a change in accounting for retirement benefits in accordance with FRS 17 — ‘Retirement Benefits’.

/s/ KPMG Audit Plc

KPMG Audit Plc
London, England
April 22, 2004